UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
            Washington, D.C 20549

            SCHEDULE 13G

            Under the Securities Exchange Act of 1934

            RALSTON PURINA COMPANY
            (Name of Issuer)

            Ralston-Ralston Purina Group Common Stock ("RPG Stock") and
            $1.00
            par Series A ESOP Convertible Preferred Stock ("ESOP Stock") convertible into 2.225 shares of RPG Stock and .4 shares of Ralston-Continental Baking Group Common Stock ("CBG Stock"). ESOP Stock is not stock of the type described in Section 13(d)(i)
            of the Securities Exchange Act of 1934.

            (Title of Class of Securities)

            751 277 302 (RPG Stock)
            (CUSIP Number)

            Check the following box if a fee is being paid with this statement: \ \. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


            1.  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION
            NO. OF
            ABOVE PERSON:

                Ralston Purina Benefits Policy Board ("BPB").

            2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:






                Not applicable.

            3  SEC USE ONLY:

            4.  CITIZENSHIP OR PLACE OF ORGANIZATION:

                BPB is an unincorporated committee consisting of
            employees of
            the Issuer with fiduciary responsibility for the administration of the Issuer's Savings Investment Plan (the "Plan"), a 401K Plan with an ESOP feature.

            NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
            WITH:

            5.  SOLE VOTING POWER:  0

            6.  SHARED VOTING POWER:  0

            7.  SOLE DISPOSITIVE POWER:  0

            8. SHARED DISPOSITIVE POWER: 1,380,801 shares of RPG Stock allocated to participant accounts and 4,237,667 allocated and unallocated shares of ESOP Stock convertible into 9,555,939 shares of RPG Stock and 1,695,067 shares of CBG Stock. The BPB has authority to make amendments to the Plan, which amendments may include the deletion of the RPG Stock Fund or the ESOP Preferred Stock Fund as investment funds of the Plan. Upon such amendment, if made, the Trustee for the Plan would be required to sell, redeem, or otherwise dispose of shares of such stocks held with respect to such funds and transfer the proceeds to other accounts established on behalf of the participants.

            Dividends with respect to shares of RPG Stock and ESOP Stock allocated to participant accounts are paid into such accounts or, in the case of ESOP Stock, may be paid directly to participants.
            Dividends with respect to unallocated shares of ESOP Stock are, by the terms of the Plan, paid into the Ralston Purina Savings
            Investment Trust (the "SIP Trust") and used to pay principal and





            interest on notes issued by the Trust. By the terms of the Plan shares of stock allocated to participant accounts may only be distributed to participants upon retirement or other termination of employment or, in certain limited circumstances, hardship withdrawals. Shares of ESOP Stock may only be held by the Trustee of the SIP Trust and so must be converted into shares of
            RPG Stock and CBG Stock prior to such distribution to participants. Participants have a limited right of diversification with respect to accounts in the RPG Stock Fund
            (but not the ESOP Preferred Stock Fund) but upon any participant election to transfer accounts from the RPG Stock Fund, shares of
            RPG Stock may be sold and the proceeds thereof transferred to other investment funds of the Plan. Unallocated shares of ESOP
            Stock are subject to a security interest securing the notes issued by the SIP Trust and upon payments on such notes, shares of such stock are released from such security interest and allocated to participant accounts.

            9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON:

            1,380,801 shares of RPG Stock and 4,237,667 shares of ESOP Stock convertible into 9,555,939 shares of RPG Stock. Reporting Person disclaims beneficial ownership of all such shares pursuant to
            Rule 13d-4.

            10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

                 Not applicable.

            11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

                  9.6% of outstanding RPG Stock and RPG Stock
            convertible
            from ESOP Stock
                  (in the aggregate).

            12.  TYPE OF REPORTING PERSON:

                 EP






            SCHEDULE 13G
            Item 1.

            (a)   Name of Issuer:  Ralston Purina Company

            (b)   Address of Issuer's Principal Executive Offices:
                   Checkerboard Square, St. Louis, MO 63164

            Item 2.

            (a)   Name of Person Filing:  BPB

            (b)   Address of Principal Business Office or, if none,
            Residence:
                  Checkerboard Square, St. Louis, MO 63164

            (c)   Citizenship:  See responses to Item 4 on Cover Sheets

            (d)   Title of Class of Securities:  RPG Stock and ESOP
            Stock
                    convertible into RPG Stock and CBG Stock.

            (e)   CUSIP Number:  751 277 302 (RPG Stock).

            Item 3. If this statement is filed pursuant to Rule 13d-
            1(b), or
            13d-2(b), check whether the person filing is a:

            (a)   Broker or Dealer registered under Section 15 of the
            Act:  No

            (b)   Bank as defined in section 3(a)(6) of the Act:  No

            (c) Insurance Company as defined in section 3(a)(19) of the Act: No

            (d)   Investment Company registered under section 8 of the
                   Investment Company Act:  No.

            (e)   Investment Adviser registered under section 203 of the
                   Investment Advisers Act of 1940:  No

            (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974
            or Endowment
                  Fund; see Section 240. 13d-1(b)(1)(ii)(F):  Yes

            (g)   Parent Holding Company, in accordance with Section
            240.13d-
                   1(b)(ii)(G) (Note: See Item 7):  No





            (h)   Group, in accordance with Section 240. 13d-
            1(b)(l)(ii)(H):  No

            Item 4. Ownership

                 If the percent of the class owned, as of December 31 of
            the
                 year covered by the statement, or as of the last day of
            any month
                 described in Rule 13d-1(b)(2), if applicable, exceeds
            five
                 percent, provide the following information as of that
            date and
                 identify those shares which there is a right to
            acquire.

            (a)   Amount Beneficially Owned:      See Response to Item 9
            on Cover Sheet

            (b)   Percent of Class:       See Response to Item 11 on
            Cover Sheet

            (c)   Number of shares as to which such person has:

                  (i)    sole power to vote or to direct the vote:  0

                  (ii)   shared power to vote or to direct the vote:  0

                  (iii)  sole power to dispose or to direct the
            disposition of:  0

                  (iv) shared power to dispose or to direct the disposition
                  of:  See response to Item 8 on Cover Sheet

            Item 5.  Ownership of Five Percent or Less of a Class

                 If this statement is being filed to report the fact
            that as
                 of the date hereof the reporting person has ceased to
            be the
                 beneficial owner of more than five percent of the class
            of
                 securities, check the following:  Not Applicable.

            Item 6. Ownership of More than Five Percent on Behalf of Another Person.

            If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such





            interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of
            1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                  Not applicable.

            Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                 If a parent holding company has filed this schedule,
            pursuant to Rule 13d-1(b)(ii)(G), so indicate under item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                   Not applicable.

            Item 8. Identification and Classification of Members of the Group

                 If a group has filed this schedule pursuant to Rule
            13d-
            1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule
            13d-1(c), attach an exhibit stating the identity of each member of the group.

                  Not applicable.

            Item 9.   Notice of Dissolution of Group

            Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be





            filed, if required, by members of the group, in their individual capacity. See Item 5.

                  Not applicable.

            Item 10. Certification

            The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





            SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date:  February 14, 1995

            Signature:


            _________________________________
            C. S. Sommer, Chairman, Ralston Purina
            Benefits Policy Board